Filed by Indiana Community Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Indiana Community Bancorp
Commission File No. 000-18847

This filing relates to the proposed merger transaction between Old National Bancorp (“Old National”) and Indiana Community Bancorp (“ICB”) pursuant to the terms of an Agreement and Plan of Merger dated as of January 24, 2012 (the “Merger Agreement”) between Old National and ICB.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by ICB on January 25, 2012.

Indiana Community Bancorp

January 26, 2012

Dear Shareholder:

I am pleased to inform you that Indiana Community Bancorp has entered into a definitive agreement to merge into Old National Bancorp in an all-stock transaction.  Subject to adjustment pursuant to the terms of the merger agreement, holders of common stock of Indiana Community Bancorp will receive 1.9 shares of common stock of Old National Bancorp for each share of common stock of Indiana Community Bancorp.  This merger is expected to close by June of 2012, or late in the second quarter of 2012, and is subject to certain conditions including, without limitation, the approval of the Indiana Community Bancorp shareholders and certain federal and state regulatory agencies.

Given today’s challenges of generating consistent earnings through organic growth, management and the board of directors agreed that other strategic options should be evaluated.  It was concluded that scale is needed to absorb additional operating costs in a relatively slow economic growth environment.  Old National has the infrastructure in place to both handle the uncertain financial environment and enhance our product and delivery services throughout our market.

With 178 years of service to Hoosier families and businesses, Old National is the ideal partner for your company.  Old National’s culture and values are very similar to our own. Like us, their associates and leaders possess a deep commitment to the Hoosier state and a well-earned reputation for community involvement.  And like Indiana Bank and Trust Company, Old National is renowned for providing unequalled client service. We believe this partnership represents a tremendous fit, as it allows Indiana Bank and Trust’s loyal client base to continue to bank with a community-focused, Indiana-based financial institution.

Your board of directors firmly believes this move is in the best interests of our shareholders and employees and for the communities and customers we serve.  This is an exciting time for Indiana Bank and Trust and for Old National as we work together to introduce new clients and communities to the many services and benefits of a relationship with Old National.

Attached is the news release that was sent to publicly announce the affiliation.  Please feel free to contact me with any questions regarding this announcement. Thank you, as always, for your continued support.

Sincerely,

John K. Keach, Jr.
Chairman and CEO
Indiana Community Bancorp

This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to these securities will be filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  The offering will be made only by means of a prospectus which is a part of such registration statement.

Additional Information for Shareholders

In connection with the proposed merger, Old National will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of ICB and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and ICB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from ICB by accessing ICB’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National and ICB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ICB in connection with the proposed merger.  Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011.  Information about the directors and executive officers of ICB is set forth in the proxy statement for ICB’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and ICB’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and ICB’s business, competition, government legislation and policies; ability of Old National to execute its business plan, including acquisition plans; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of our internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this letter and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and neither Old National nor ICB undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.